Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

GP Strategies Corporation:

We consent to the use of our reports dated March 3, 2011, with respect to the consolidated balance sheets of GP Strategies Corporation and subsidiaries (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders’ equity, comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010 and the related financial statement schedule and the effectiveness of internal control over financial reporting as of December 31, 2010, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on the consolidated financial statements refers to the Company’s adoption of Statement of Financial Accounting Standard No. 141(R), Business Combinations (ASC Topic 805), on January 1, 2009.

/s/ KPMG LLP

Baltimore, Maryland

January 3, 2012